20170184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Bank of America Corporation
Incoming letter dated December 23, 2016

Dear Mr. Mueller:

This is in response to your letters dated December 23, 2016 and February 3, 2017 concerning the shareholder proposal submitted to Bank of America by Harrington Investments, Inc. We also have received letters on the proponent's behalf dated January 30, 2017 and February 9, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

March 1, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 23, 2016

The proposal requests that the board prepare a report analyzing whether compensation and incentives policies relating to low level employees may create pressures exposing the company to an aggregate of material losses and categories of incentives or activities posing greatest risk.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations. In this regard, we note that the proposal relates to general compensation matters, and does not otherwise transcend day-to-day business matters. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,

Brian V. Soares
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SANFORD J. LEWIS, ATTORNEY

Feb. 9, 2017
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Bank of America Regarding Compensation and Risk on Behalf of Harrington Investments - Supplemental Reply of Proponent

Ladies and Gentlemen:

I have been asked by the Proponent, Harrington Investments, to respond to the supplemental letter regarding the proposal for the 2017 proxy on behalf of Bank of America dated February 3, 2017 ("Company's Supplemental Letter") sent to the Securities and Exchange Commission by Ronald O. Mueller of Gibson Dunn. This follows prior correspondence by the Company of December 23 and our reply of January 30. A copy of this letter is being emailed concurrently to Ronald O. Mueller of Gibson Dunn.

The reply does not attempt to redefine "low level employees"

In support of its new argument that our reply provided an interpretation inconsistent with the Proposal, the Company attempts to extricate important context in the background section of the Proposal which states that "Low level employees are driven to excess risk when poor compensation combines with aggressive sales goals and incentives," by asserting that this sentence does not purport to define "low level employees" and includes an element (being subject to "poor compensation") that is not addressed in the Response Letter. Similarly, the Company goes on to assert that our reply letter neglects to mention other low level employee risks including workers whose "jobs shifted from full-time to part-time" and bank tellers, who may or may not be subject to sales goals.

The Company has gone out of its way to try to make it seem like our reply changed the definition of "low level" employees instead of merely providing a discourse on the context in which the company and investors will understand the term given the language of the proposal, news coverage, and common usage of the term "low level employees." This includes the context of the Wells Fargo cross selling disaster.

Quite to the contrary, our reply letter was not an attempt to modify the plain language and context of the Proposal. Whether they were to read our reply or not, neither the management nor investors would have any difficulty understanding which general categories of employees are referenced in the Proposal. There's no material vagueness or uncertainty as to the kinds of issues or employees for the company to focus on given the text of the Proposal and supporting statement, and the context in which this Proposal has been filed.

The examples cited by the Company are inappropos. In *SunTrust Banks* (Dec. 31, 2008) the duration of applicability of the TARP related reforms sought in the proposal were indeterminate, and the proponent explicitly attempted in its reply letter to *clarify the duration*. The proponent wrote in its reply letter:

> The intent of the Proposal is that the executive compensation reforms urged in the Proposal remain in effect so long as the Company participates in the TARP. We believe this intent is obvious, but are willing to revise the Proposal to make it explicit.

Similarly, in *The Ryland Group, Inc.* (avail. Feb. 7, 2008), the proponent's correspondence muddied the waters by stating that a vote on the Compensation Discussion and Analysis would assess the *adequacy of the disclosures* rather than shareholder approval of the underlying executive compensation policies, which the proposal on its face appeared to do.

In contrast, in the present instance, our reply letter merely grounds the definition of "low-level employees" within the context of the proposal, and common and current usage. As such, neither our reply nor the Proposal itself merit an exclusion under Rule 14a-8(i)(3).

The proposal exclusively addresses a significant policy issue

The Company implies that although risks associated with low-level employees may in some contexts implicate a significant policy issue, that the proposal is overly broad in addressing an array of risks associated with low level employees, some of which address significant policy and some of which do not.

However, reading the Proposal in its entirety, the Proposal is clearly confined to and focused on a significant policy issue. The resolved clause makes it clear that the focus is on "compensation and incentives policies relating to low level employees may create pressures exposing the Company to **an aggregate of material losses.**" In the context in which this Proposal arises, in which market failures have caused a financial crisis and continued management gaps threaten further echoes and ripples of that crisis, this proposal seeks disclosure of potential issues of management failure leading to *aggregate materiality* that would certainly merit disclosure to shareholders:

> RESOLVED Shareholders request the Board prepare a public report... analyzing ...:
>
> - whether compensation and incentives policies relating to low level employees may create pressures exposing the Company to **an aggregate of material losses**, and
> - categories of incentives or activities posing greatest risk.

It seems improbable that the SEC, as a protector of investor interests, would choose to deny shareholders the opportunity to inquire about such material and significant risks that would be indicative of continued banking mismanagement.

Note that after resolved clause the proposal goes on to link this directly to the large scale troubles the Bank is already recovering from, especially given the potential for these to be a forerunner of aggregate of material risk concerns raised:

> The Board may integrate, as appropriate, any information developed as a result of arrangements or consent orders with the CFPB.

Finally, in the supporting statement, the Proposal goes on to express and reinforce its focus on the significant policy issue:

> Support for this proposal indicates your interest as a shareholder in preventing banking activities that harm consumers and create systemic risk, undermine confidence in the banking system and expose the bank to material losses. These concerns transcend the ordinary business of our Company and necessitate investor oversight.

As such, we respectfully suggest that the Proposal is not appropriate for exclusion under Rule 14a-8(i)(7).

In these and all other aspects, we stand by our previous correspondence and request that the staff deny the requested no action letter.

Sincerely,

Sanford Lewis

cc:
Ronald Mueller
John Harrington

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 3, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Supplemental Letter Regarding the Stockholder Proposal of Harrington Investments, Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 23, 2016 we submitted a letter (the "No-Action Request") on behalf of our client, Bank of America Corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company proposes to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials"), a stockholder proposal (the "Proposal") and statements in support thereof received from Harrington Investments, Inc. (the "Proponent"), regarding the preparation of a report analyzing risks associated with compensation and incentives policies relating to "low level employees" and the categories of incentives or activities posing greatest risk. The No-Action Request indicated our belief that the Proposal could be excluded from the 2017 Proxy Materials pursuant to both Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading and Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

On January 30, 2017 the Proponent submitted a letter to the Staff responding to the No-Action Request (the "Response Letter"). The Response Letter argues that the term "low level employee" is neither vague nor misleading, claiming that "[i]n context, it is clear that the employees in question are the low level, front line employees who face day to day pressures to meet sales goals in order to maintain their employment, have control over their schedules, and earn incentive compensation." However, that interpretation is inconsistent with the Proposal, demonstrating its vagueness, as neither the Proposal nor its supporting statements refer to "front line" employees or is limited to employees in a sales role or whose compensation or benefits are tied to "sales goals." Although the supporting statements in the Proposal asserts, "Low level employees are driven to excess risk when poor compensation combines with aggressive sales goals and incentives," that sentence does not purport to define "low level employees" and includes an element (being subject to "poor compensation") that is not addressed in the Response

Letter. Moreover, the supporting statements in the Proposal also addresses workers whose "jobs shifted from full-time to part-time" and bank tellers, who may or may not be subject to sales goals. The Response Letter therefore attempts to define the term "low level employees" in a manner that varies from the text of the Proposal itself, underscoring the Proposal's vagueness.

The Staff has concurred with the exclusion of stockholder proposals under Rule 14a-8(i)(3) where a proponent, as the Proponent has done in the Response Letter, responded to a no-action request by arguing that its proposal is intended to be interpreted in a manner that is contrary to or not clear from the language in the proposal, thereby demonstrating that neither stockholders voting on the proposal, nor the Company, are able to determine with any reasonable certainty exactly what measures the proposal requires. In *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) the Staff concurred with the exclusion of a stockholder proposal requesting that the company institute reforms to its executive compensation program if the company chose to participate in the Troubled Asset Relief Program ("TARP"). In permitting exclusion under Rule 14a-8(i)(3), the Staff stated:

> In arriving at this position, we note the proponent's statement that the "intent of the [p]roposal is that the executive compensation reforms urged in the [p]roposal remain in effect so long as the company participates in the TARP." By its terms, however, the proposal appears to impose no limitation on the duration of the specified reforms.

In *SunTrust Banks*, because the proponent's response to the company's no-action request stated that the proposal was to be interpreted in a manner that was contrary to or not clear from the proposal's text, the proposal was deemed excludable as vague and indefinite. Similarly, in *The Ryland Group, Inc.* (avail. Feb. 7, 2008), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(3) where the resolved clause sought an advisory vote on the executive compensation policies included in the Compensation Discussion and Analysis and on approval of the board Compensation Committee Report, yet the proponent's correspondence stated that the effect of the proposal would be to provide a vote on the adequacy of the disclosures in the Compensation Discussion and Analysis. *See also Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring with the exclusion of a similar proposal where the supporting statement resulted in vague and misleading statements as to the effect of implementing the proposal).

As with the proposal in *SunTrust Banks*, because the Response Letter interprets the requirements of the Proposal in a manner that differs from the Proposal's own terms, it is not possible for a stockholder voting on the Proposal to determine exactly what compliance with the Proposal's requested policy would require. As a result, stockholders voting on the Proposal might each interpret it differently, such that any action the Company ultimately takes to implement the Proposal could be significantly different from the actions stockholders envisioned when voting on the Proposal. *See Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Prudential Financial, Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations). Consistent with Staff precedent, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *see also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, as evidenced in the Response Letter, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

In addition, with respect to the exclusion of the Proposal under Rule 14a-8(i)(7), the Response Letter concedes that proposals addressing non-executive compensation or management of the workforce are generally excludable as relating to ordinary business and that "the Staff previously allowed exclusion of a similar [p]roposal . . . because it addressed both incentive and non-incentive based compensation arrangements." The Response Letter attempts to overcome these precedents by requesting that the Staff recognize a new category of significant policy issue, stating that the "issue of low level employee compensation and incentives has now arisen to where it is a significant policy issue that transcends ordinary business." However, the Staff need not address that issue because, regardless of whether the aggregate effect of incentive arrangements paid to employees may raise significant policy issues in some contexts, the Proposal is—by its terms—not limited to addressing solely those types of incentive arrangements. Instead, the Proposal also addresses ordinary business issues such as general compensation policies other than incentives policies, workplace decisions (e.g., layoffs, turnover, part-time vs. full-time) and categories of "activities" other than incentives.

Based upon the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials. In accordance with Rule 14a-8(j), a copy of this supplemental letter is being sent on this date to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955 8671 or Ross E. Jeffries, Jr., the Company's Corporate Secretary, at (980) 388-6878.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

cc: Ross E. Jeffries, Jr., Bank of America Corporation
John Harrington, Harrington Investments, Inc.

102247698.5

SANFORD J. LEWIS, ATTORNEY

January 30, 2017
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Bank of America Regarding Compensation and Risk on Behalf of Harrington Investments

Ladies and Gentlemen:
Harrington Investments (the "Proponent") is beneficial owner of common stock of Bank of America (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated December 23, 2016 ("Company Letter") sent to the Securities and Exchange Commission by Ronald O. Mueller of Gibson Dunn. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2017 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Ronald O. Mueller of Gibson Dunn.

SUMMARY

The Proposal asks the Company to report on whether its compensation and incentives policies relating to low level employees may create pressures exposing the Company to an aggregate of material losses, and categories of incentives or activities posing greatest risk.

The Company asserts that the Proposal is "vague" because it does not define "low level employees". In the context of the Proposal, "low level employees" is a commonly understood term, made highly visible and understood in common parlance by the late 2016 scandal involving Wells Fargo's cross-selling strategy and its fallout. A CFPB consent order, senate hearings, and media scrutiny made this issue and its key terms public. Wells Fargo famously pressured vulnerable employees to the breaking point, resulting in fraudulent, unauthorized account opening, consumer harm, and job losses. Upwards of 5,000 employees of Wells Fargo were terminated for engaging in fraudulent activity. This scandal was a prominent media story over several weeks. It reenergized the concern, established leading up to the financial crisis, that banks could not be trusted to manage the risks of their growth strategies – risks that impact shareholders, employees, and the economy at large.

The term "low level employees" was used by Elizabeth Warren, an iconic watchdog of the financial services industry, during Senate hearings. Journalists at reputable media outlets used the term "low level employees" when they expressed concerns that similarly situated banks, including Bank of America, may also be engaging in similar risky practices. Attorneys bringing a class-action lawsuit against Wells Fargo also used the term "low level employees" to describe the class they represented for wrongful termination.

The term "low level employees" is commonly understood in a range of contexts and does not require definition. Neither investors nor the management would have difficulty understanding the term in the context used in the Proposal. The Proposal is not excludable under Rule 14a-8(i)(3).

The Company also asserts Proposal is excludable under Rule 14a-8(i)(7) because it addresses the issue of non-executive employee compensation. Even though proposals addressing issues of non-executive employee compensation are generally excludable as relating to ordinary business, in this instance, the sole focus of the Proposal is on a significant policy issue: The risk that myopic decision-making amongst financial service providers may damage entire segments of the national and even global economy, with long-lasting and devastating repercussions. Since the financial crisis, regulators, journalists, and the public have developed only tenuous confidence in the banking industry's ability, willingness, and follow-through in matters of consumer protection. Wells Fargo's cross-selling scandal made apparent that this confidence can be undermined by the creation of a vulnerable class of employees primed to engage in fraudulent activity, putting at risk not only the financial security of the consumers affected, but also broader confidence in the financial services industry. Shareholders concerned that Bank of America is similarly situated to Wells Fargo. The Proposal does not micromanage, and contains an obvious nexus to the company given the Company's similarity to Wells Fargo in its emphasis on cross-selling.

THE PROPOSAL

The Proposal states in its resolved clause:

RESOLVED, Shareholders request the Board to prepare a public report, at reasonable cost, analyzing to the extent permitted under applicable law and the Company's contractual obligations:

- whether compensation and incentives policies relating to low level employees may create pressures exposing the Company to an aggregate of material losses, and
- categories of incentives or activities posing greatest risk.

A copy of the full Proposal is attached to this letter as Exhibit A.

ANALYSIS

I. The Proposal may not be excluded under 14a-8(i)(3) because it is neither vague nor misleading.

The Company letter notes that:

> Understanding the meaning of the term "low level employees" is essential to the Board's efforts to comply with the Proposal if adopted, and essential to stockholders' understanding of the Proposal as they consider how to vote on the Proposal. First, the term "low level employees" is a key term because it defines the scope of the employee population that the Board would be required to consider under the Proposal. Second, the scope of the term "low level employees" is a key term because the Proposal asks for an assessment of the potential for material losses in the aggregate based on the Company's compensation practices and incentive policies relating to "low level employees." However, similar to the proposals in the precedents cited above, this key term does not have an ordinary, commonly understood meaning, and the Proposal does not define the term or explain its meaning.

The Company's letter goes on however, to recognize that the Proposal actually DOES provide context for the definition. It notes that:

> ...sentences in the supporting statements refer to The Dodd-Frank Act Wall Street Reform and Consumer Protection Act's ("Dodd-Frank") focus on bank employees who "individually have the ability to expose the institution to possible losses that are substantial" and says that this law "largely neglected . . . low level employees who may not individually expose the institution to material losses," thus suggesting that the term "low level employees" excludes non-executive bank employees who individually have the ability to expose the institution to possible losses that are substantial. The supporting statements then variously refer to bank tellers, employees subject to sales incentives, part-time employees, and employees relying on public assistance.

While the Company claims that "the language in the supporting statements only add to the Proposal's ambiguity and create further confusion over whether the term 'low level employees' and suggests that it does not provide granular levels of clarity on which employees it should consider," in fact this language from the Proposal makes a clear enough distinction that neither the Board nor investors would have difficulty understanding the concept. In context, it is clear that the employees in question are the low level, front line employees who face day to day pressures to meet sales goals in order to maintain their employment, have control over their schedules, and earn incentive compensation.

Furthermore, the term "low level employees" used in relation to banking has become a term of common applicability, used by media and policymakers. Elizabeth Warren used the phrase "low level employees" at a Senate Banking Committee hearing, described in the following press release:

> At today's Senate Banking Committee hearing, United States Senator Elizabeth Warren (D-Mass.) questioned Wells Fargo Chairman and CEO John Stumpf about his unwillingness to hold himself or senior executives accountable for the recent fraud that resulted in a $185 million settlement with the Consumer Financial Protection Bureau (CFPB) and the firing of more than 5,000 employees. "You haven't resigned. You haven't returned a single nickel of your personal earnings. You haven't fired a single senior executive. Instead, your definition of 'accountable' is to push the blame to your **low-level employees** who don't have money for a fancy PR firm to defend themselves. It's gutless leadership," the senator said.[1] (emphasis added)

Established and reputable media outlets with broad audiences including NPR, Time, and CNBC, among other news sources, used the term "low level employees" when reporting on the senate hearing referenced above, in which Elizabeth Warren questioned John Stumpf.[2]

On December 19, 2016, Brian Taya of the Stanford Graduate School of Business posted a discussion of "the tensions between corporate culture, financial incentives, and employee conduct" on the Harvard Law School Forum on Corporate Governance and Financial Regulation. Teya used the term "low level employees" in his analysis of the senate hearings regarding the Wells Fargo cross selling scandal:

> When CEO John Stumpf appeared before the U.S. Senate, the narrative of the scandal changed significantly. Senators criticized the company for perpetuating fraud on its customers, putting excessive pressure on **low-level employees**, and failing to hold

1 https://www.warren.senate.gov/?p=press_release&id=1244

2 http://time.com/money/4501447/wells-fargo-senate-hearing-elizabeth-warren-john-stumpf/; http://www.npr.org/sections/thetwo-way/2016/09/20/494738797/you-should-resign-watch-sen-elizabeth-warren-grill-wells-fargo-ceo-john-stumpf; http://www.cnbc.com/2016/09/20/senator-warren-on-wells-fargo-ceo-gutless-leadership.html; https://newrepublic.com/article/136977/obama-administration-must-prosecute-wells-fargo; https://thefinancialbrand.com/60947/wells-fargo-bank-cross-selling/; http://www.latimes.com/business/hiltzik/la-fi-hiltzik-stumpf-senate-20160920-snap-story.html; http://www.theroot.com/wells-fargo-ceo-blames-low-level-employees-for-bank-s-r-1790856753; http://dailycaller.com/2016/09/09/bank-mandates-on-low-level-employees-led-to-fraud/; http://www.huffingtonpost.com/entry/john-stumpf-wells-fargo_us_57d87d54e4b0fbd4b7bc4c85; http://prospect.org/article/first-and-foremost-wells-fargo-scandal-about-workers

> senior management responsible...In particular, they were sharply critical that the board of directors had not clawed back significant pay from John Stumpf or former retail banking head Carrie Tolstedt, who retired earlier in the summer with a pay package valued at $124.6 million.

A class action lawsuit alleging wrongful termination by former Wells Fargo employees also uses the term "low level employees":

> "Wells Fargo employees who did not engage in unfair, unlawful, and fraudulent conduct to meet quotas were all similarly, systematically, and routinely demoted, terminated, and made as an example of so that all other employees would learn that they must engage in these fraudulent actions in order to meet the unrealistic sales quotas or else lose their jobs," the lawsuit states. The former employees claim that the directives to reprimand workers for failing to meet goals — thus reinforcing the need to fraudulently open accounts — came from Wells Fargo executives. "Wells Fargo knew that their unreasonable quotas were driving these unethical behaviors that were used to fraudulently increase their stock price and benefit the CEO at the expense of the **low-level employees**".[3] (emphasis added)

A Slate Moneybox (a blog about business and economics) article shared 2.7 thousand times on Facebook used the term "low level employees" in the context of the Wells Fargo cross-selling scandal.

> Federal and California state authorities slammed Wells Fargo with $185 million in fines on Thursday, after multiple investigations revealed employees of the bank had opened up millions of checking accounts and credit cards without the permission of their customers. As of result of that behavior, the company said it has fired more than 5,000 employees, or 1 percent of its workforce. As far as we know, none of those fired employees come from the C-suite. That's a pity. Even if bank executives did not personally sign up customers for the fraudulent accounts, they bear as much—if not more—responsibility as the **low-level employees** who got caught holding the bag.[4] (emphasis added)

Given the common usage of the term "low level employees" in the context used there would be no difficulty of management or investors in understanding the meaning of the term. The Proposal is not excludable under Rule 14a-8(i)(3).

---

[3] https://consumerist.com/2016/09/26/former-wells-fargo-employees-sue-bank-for-2-6b-claiming-wrongful-termination/

[4] http://www.slate.com/blogs/moneybox/2016/09/08/wells_fargo_to_pay_185_million_for_account_opening_scandal_that_s_not_enough.html

II. The Proposal may not be excluded under rule 14a-8(i)(7) because it addresses a significant policy issue.

The Company letter also asserts that the focus on low level employee compensation renders the Proposal excludable as relating to ordinary business. As the Company correctly notes, many proposals relating to non-executive compensation are excludable as relating to ordinary business, and the proper way to evaluate whether a proposal addresses a transcendent significant policy issue is to focus on the subject matter of the proposal. However, in this instance, the subject matter of the proposal relates to a significant policy issue: the risks and debate associated with bank abuses of consumers as exemplified by the Wells Fargo cross-selling debacle.

The Company accurately cites a long series of Staff precedents that found proposals addressing non-executive compensation related proposals or management of the workforce to be excludable as relating to ordinary business, and proposals that address executive compensation to be non-excludable, because executive compensation is considered an appropriate category for investor engagement that is by definition, not ordinary business. However, those proposals excluded regarding non-executive compensation lacked a focus on a significant policy issue, and therefore were excludable. In contrast, the present Proposal addresses the significant policy issue of the banking industry's responsibility to manage the risk of fraudulent behaviors which can put the entire economy in jeopardy.

Numerous examples in the aftermath of the financial crisis demonstrate that efforts to ensure better risk control of issues leading to consumer harm and the breakdown of confidence in the financial system are not excludible as relating to ordinary business. For example, *Citigroup Inc.* (March 2, 2011) and *Bank of America Corporation* (March 14, 2011) requested that the board have its audit committee conduct an independent review of the company's internal controls related to loan modifications, foreclosures, and securitizations, and to report to shareholders its findings and recommendations; *Citigroup Inc.* (February 15, 2013) requested that the board undertake a review and institute any appropriate policy changes needed to make it more practical to deny indemnification of directors when appropriate from the standpoint of the company and public policy; *Bank of America Corporation* (February 24, 2010) sought a report to shareholders on Bank of America's "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated." Even though the company argued that the proposal addressed complex regulatory and compliance issues, the Staff recognized that the proposal raises concerns regarding the relationship between Bank of America's policies regarding collateralization of derivatives transactions and systemic risk. "In our view, the proposal may raise a significant policy issue for Bank of America, and we are unable to conclude that Bank of America has met its burden of establishing otherwise in its no-action request."

Although the Staff previously allowed exclusion of a similar Proposal in *Bank of America Corp.* (avail. Feb. 19, 2014, *recon. denied* Mar. 10, 2014, *Comm. review denied* May 22, 2014) ("*Bank of America (2014)*"), which the Staff concurred could be excluded under Rule 14a-8(i)(7) because it addressed both incentive and non-incentive based compensation arrangements, with the 2016 developments at Wells Fargo and Bank of

America, this issue of low level employee compensation and incentives has now arisen to where it is a significant policy issue that transcends ordinary business.

As the Commission wrote in the 1998 Release reversing the Cracker Barrel decision:

> We are adopting our proposal to reverse the Cracker Barrel position, which provided that all employment-related shareholder proposals raising social policy issues would be excludable under the "ordinary business" exclusion. The Division will return to its case-by-case approach that prevailed prior to the Cracker Barrel no-action letter.
>
> Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes.
>
> ...Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate. In addition, as a result of the extensive policy discussions that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among shareholders in having an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues.
>
> Reversal of the Cracker Barrel no-action position will result in a return to a case-by-case analytical approach. In making distinctions in this area, the Division and the Commission will continue to apply the applicable standard for determining when a proposal relates to "ordinary business." The standard, originally articulated in the Commission's 1976 release, provided an exception for certain proposals that raise significant social policy issues.
>
> While we acknowledge that there is no bright-line test to determine when employment-related shareholder proposals raising social issues fall within the scope of the "ordinary business" exclusion, the staff will make reasoned distinctions in deciding whether to furnish "no-action" relief. Although a few of the distinctions made in those cases may be somewhat tenuous, we believe that on the whole the benefit to shareholders and companies in providing guidance and informal resolutions will outweigh the problematic aspects of the few decisions in the middle ground.[5]

The current proposal presents a distinct example of where that distinction needs to be made. It falls on the non-excludable side of that tenuous dividing line.

---

[5] 1998 Release. Release No. 34-40018; IC-23200; File No. S7-25-97

The present proposal focuses on the continuing crisis in the banking industry, which is facing continued challenges in finding a sustainable model for business operations after the financial crisis.

As demonstrated by the Wells Fargo and Bank of America cross-selling scandals, the banking industry after the 2008 financial crisis has faced continuing challenges to continue growth while avoiding consumer harm and the breakdown of confidence in the financial system.

The Wells Fargo cross-selling crisis has made this issue a significant policy issue.

In 2016 Wells Fargo was fined $185 million for opening nearly 2 million accounts without getting permission from customers. Wells Fargo revealed it has fired 5,300 employees. At the heart of the issue was extreme pressure on low level employees to cross sell, since a major part of compensation depended on effective cross selling. What happened at Wells Fargo may also forewarn of problems elsewhere. In 2015, a consulting firm found the top complaint of 40 percent of Wells Fargo customers surveyed was employees' constant pushing of products the customers did not need or want. For Bank of America, this was the top complaint of 31 percent of customers. In 2014, CFPB assessed Bank of America 727 million dollars in consumer relief, found the bank's deceptive marketing of add-on products affected 1.4 million consumers and the bank charged 1.9 million consumer accounts for credit monitoring services not received.

In fact, Bank of America has faced significant pressure from some portions of the investing community to step up its cross-selling.

Before the Wells Fargo cross-selling frauds came to light, at least some analysts were urging Bank of America to pursue cross selling as aggressively as Wells Fargo. Consider this article from an analyst from May 2016:

> [Bank of America CEO] Moynihan has publicly sworn off bank acquisitions that his predecessor was so fond of. With a "no bank acquisition" policy, organic growth is the only strategy left for BofA.
>
> In other words, Mr. Moynihan has little choice but to focus on growing the Consumer Banking through cross-selling. His options at the moment are quite limited. This isn't necessarily a bad thing, though. Perhaps the comparison is too early, but a focused consumer and small business-centric strategy is similar to the one Wells Fargo has executed with great effect. A business model that mimics one of the most consistently profitable banks may be a strategy worth keeping.[6]

Those who have worked at both companies note similar pressures on low level employees:

---

6 http://seekingalpha.com/article/3973835-bank-america-grow

> Ruth Landaverde, a former worker at both Wells Fargo and Bank of America, said the pressure to cross-sell was intense at Wells and at BofA.[7]

<u>The Company appears to face exposure from the type of risks targeted by the proposal.</u>

Bank of America has already been hit with a consent order from the the CFPB for cross-selling of credit card add-on services. In 2014, Bank of America was ordered to pay $727 million in consumer relief for "deceptive marketing and unfair credit card billing practices". As a result of attempts to increase fee income through cross-selling, consumers were charged for credit monitoring and credit reporting services that they were not receiving.[8]

A report from the National Employment Law Project called "Banking on the Hard Sell" describes similarities between Wells Fargo and Bank of America:

> With news of the recession and the mortgage crisis largely pushed off the nation's front pages, big banks are no longer under so much public scrutiny nor the object of so much public disapproval. Meanwhile, they've been profiting in ways that hurt customers and their own employees alike. Bank employees walk a tightrope between offering customer service and financial advice and selling products to profit their employer, and the employer is the only one who benefits. Bank employees we interviewed reported high stress, mental distress, and physical ailments due to overwhelming pressure to sell banking products.
>
> One Bank of America worker, who ended up with an ulcer and vomiting blood after a dozen years in the industry, recalled a meeting when a coworker explained why he didn't offer to sell a product. "He said the account was overdrawn and the customer said she was out of work and had just lost her job," he remembered. "The manager told the worker that they should have offered a credit card because it's not our responsibility for them to pay the bill, just to make the sale."
>
> Upon being asked if he made a living wage, one former Bank of America personal banker replied, "Oh gosh no. Food for my son was really hard. He's 12. I couldn't put him in any extracurricular activities."
>
> A Bank of America customer service representative wrote an op-ed in which he referred to "Hunger Games" scheduling, in which the most convenient or desirable work shifts were allocated after workers submit "bids" based on their quota incentive points, pitting workers with child

---

7 http://www.columbiatribune.com/business/banks-shift-focus-to-cross-selling/article_be999c90-6171-5513-b6a2-0c5434e11841.html

8 http://files.consumerfinance.gov/f/201404_cfpb_bankofamerica_consent-order.pdf

> care needs against those with transportation challenges. As he noted, "Here, our time rather than a bonus or promotion opportunity, is the prize."
>
> One Florida personal banker with Bank of America admitted, "I had days that even though I tried really hard, I couldn't sell, and that's very scary. It's not a financial service position, it's a sales position. And that means it's not about the customer."
>
> A Rhode Island Bank of America service specialist recalled, "If someone's getting married, tell them to get a credit card. Any life event that happened, you were supposed to say 'get a credit card for it.' If you heard kids in the background, the answer was a credit card."[9]

A report from the Center for Popular Democracy called "Big Banks and the Dismantling of the Middle Class" describes the vulnerability of low level bank employees as follows:

> Although most loan interviewers work full time, one in three tellers and one in five customer service representatives work part time, and this may be intensifying. A survey of bank workers conducted in 2013 found that 17.5 percent of respondents mentioned workers being shifted from full-time to part-time, or hiring freezes, indicating that at least some of this part-time work may be involuntary. In addition to uncertainty around hours and pay cuts, bank workers have also seen a decline in benefits, with 24 percent of surveyed workers reporting cuts in benefits since 2008, and 44 percent reporting that their medical and life insurance coverage was inadequate. These deteriorating conditions are detrimental for both workers and their employers. A 2014 industry study estimated that workforce turnover in retail bank branches averages between 15 and 30 percent, with some positions as high as 40 percent. That means that, in a single year, branches might have to replace four out of every 10 workers, because so many choose to quit.[10]

Clearly this Proposal represents a significant policy issue for the Company, with a clear nexus and does not micromanage, therefore it is not excludible pursuant to Rule 14a-8(i)(7).

CONCLUSION

---

[9] Anastasia Christman, *Banking on the Hard Sell: Low Wages and Aggressive Sales Metrics Put Bank Workers and Customers at Risk*, National Employment Law Project, June 2016

[10] *Big Banks and the Dismantling of the Middle Class*, Center for Popular Democracy, April 2015. Available www: http://betterbanks.org/wp-content/uploads/2015/04/CBBreportonMiddleClass.pdf

Based on the foregoing, we believe it is clear that the Company has provided no basis for the conclusion that the Proposal is excludable from the 2017 proxy statement pursuant to Rule 14a-8. As such, we respectfully request that the Staff inform the company that it is denying the no action letter request. If you have any questions, please contact me at 413 549-7333 or sanfordlewis@strategiccounsel.net.

Sincerely,

Sanford Lewis

cc:
Ronald Mueller
John Harrington

APPENDIX A
THE PROPOSAL

Report on Risks from Low Level Employee Compensation Policies

A clear lesson from the financial crisis is low level employees as well as top executives of large banks can affect the stability of the economy and confidence in the banking system. Section 956 of the Dodd-Frank Act directed federal regulators to set rules examining bank employees' "incentive-based compensation arrangements ... [that] could lead to material financial loss." The focus is on employees "that individually have the ability to expose the institution to possible losses that are substantial in relation to the institution's size, capital, or overall risk tolerance."

As such, the law largely neglected focus on incentives to low level employees who may not individually expose the institution to material losses, but can do so in the aggregate. Low level employees are driven to excess risk when poor compensation combines with aggressive sales goals and incentives. In a study conducted December 2013 regarding recent changes to the banking, 35 percent of surveyed workers reported increased sales pressure.

- An employee of HSBC stated workers failing to meet sales goals had the difference taken out of paychecks.
- Twenty-nine percent of surveyed workers reported issues with layoffs or turnover.
- Eighteen percent mentioned jobs shifted from full-time to part-time, or job freezes.

Another study found approximately 31 percent of families of bank tellers rely on public assistance.

The epidemic of fraudulent cross selling by low level employees at Wells Fargo may also forewarn of problems elsewhere. In 2015, a consulting firm found the top complaint of 40 percent of Wells Fargo customers surveyed was employees' constant pushing of products the customers did not need or want. For Bank of America, this was the top complaint of 31 percent of customers.

In 2014, CFPB assessed Bank of America 727 million dollars in consumer relief, found the bank's deceptive marketing of add-on products affected 1.4 million consumers and the bank charged 1.9 million consumer accounts for credit monitoring services not received.

RESOLVED Shareholders request the Board prepare a public report, at reasonable cost, analyzing to the extent permitted under applicable law and the Company's contractual obligations:

• whether compensation and incentives policies relating to low level employees may create pressures exposing the Company to an aggregate of material losses, and
• categories of incentives or activities posing greatest risk.

The Board may integrate, as appropriate, any information developed as a result of arrangements or consent orders with the CFPB.

Supporting Statement

Support for this proposal indicates your interest as a shareholder in preventing banking activities that harm consumers and create systemic risk, undermine confidence in the banking system and expose the bank to material losses. These concerns transcend the ordinary business of our Company and necessitate investor oversight.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 23, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of Harrington Investments, Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter respectfully requests the Staff's concurrence for our client, Bank of America Corporation (the "Company"), to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Harrington Investments, Inc. (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal relates to the Company's general employee compensation practices and activities. Specifically, the Proposal states:

> RESOLVED,
> Shareholders request the Board to prepare a public report, at reasonable cost, analyzing to the extent permitted under applicable law and the Company's contractual obligations:
> - whether compensation and incentives policies relating to low level employees may create pressures exposing the Company to an aggregate of material losses, and
> - categories of incentives or activities posing greatest risk.

A copy of the Proposal and its supporting statements, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). As further described below, the Proposal is so vague and indefinite that neither the Company's Board of Directors (the "Board") nor the Company's stockholders can comprehend what the Proposal would entail and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff has on numerous occasions concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that stockholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a stockholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring in the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *The Boeing Co.* (*Recon.*) (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Co.* (Feb. 10, 2011) (same); *The Allstate Corp.* (avail. Jan. 18, 2011) (same).

Likewise, Staff precedent permits the exclusion of proposals as vague and indefinite where it is unclear to whom the proposal would apply. In this regard, the Staff permitted the exclusion of a stockholder proposal requesting "that the officers and directors responsible for . . . [the reduced stock dividend] . . . have their pay reduced" as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations as the proponent failed to provide any guidance as to how the proposal was to be implemented. *International Business Machines Corp.* (avail. Feb. 2, 2005). The Staff also has permitted the exclusion of a stockholder proposal requesting that future executives' salary be limited as vague and indefinite because, among other reasons, it was unclear who would be considered a "future executive" for purposes of the proposal. *Otter Tail Corp.* (avail. Jan. 12, 2004).

The Proposal requests the publication of a report that includes an analysis of "whether compensation and incentives policies relating to low level employees may create pressures exposing the Company to an aggregate of material losses." Understanding the meaning of the term "low level employees" is essential to the Board's efforts to comply with the Proposal if adopted, and essential to stockholders' understanding of the Proposal as they consider how to vote on the Proposal. First, the term "low level employees" is a key term because it defines the scope of the employee population that the Board would be required to consider under the Proposal. Second, the scope of the term "low level employees" is a key term because the Proposal asks for an assessment of the potential for material losses in the aggregate based on the Company's compensation practices and incentive policies relating to "low level employees." However, similar to the proposals in the precedents cited above, this key term does not have an ordinary, commonly understood meaning, and the Proposal does not define the term or explain its meaning. Given that the Company employs approximately 209,000 people in multiple levels of organizational structures,[1] the Proposal's vague and indefinite use of this key term makes it impossible for stockholders and the Board to know the scope of the requested review, including the potential risks that need to be assessed in the aggregate.

The Proposal's supporting statements do not provide any guidance as to who constitutes "low level employees." The first sentence of the supporting statements contrasts "low level employees" to "top executives,"[2] suggesting that the term "low level employees" encompasses everyone who is not a "top executive." However, subsequent sentences in the supporting statements refer to The Dodd-Frank Act Wall Street Reform and Consumer Protection Act's ("Dodd-Frank") focus on bank employees who "individually have the ability to expose the institution to possible losses that are substantial" and says that this law "largely neglected . . . low level employees who may not individually expose the institution to material losses," thus suggesting that the term "low level employees" excludes non-executive bank employees who individually have the ability to expose the institution to possible losses that are substantial. The supporting statements then variously refer to bank tellers, employees subject to sales incentives, part-time employees, and employees relying on public assistance. Thus, the language in the supporting statements only add to the Proposal's ambiguity and create further confusion over whether the term "low level employees" refers to (i) the Company's organizational structure (so as to encompass all employees who are not "top executives"), (ii) job responsibilities (so as to encompass all employees who do not individually have the ability to expose the Company to substantial financial risk, or alternatively, all tellers), (iii) some undefined measure of compensation (such as any employees who are paid on an hourly basis), or (iv) some other employment or job classification system (such as encompassing only part-time employees).

---

1 As reported in the Company's Form 10-Q for the quarterly period ended September 30, 2016, *available at* https://www.sec.gov/Archives/edgar/data/70858/000007085816000222/bac-930201610xq.htm.

2 The Proposal specifically states: "A clear lesson from the financial crisis is low level employees as well as top executives of large banks can affect the stability of the economy and confidence in the banking system."

As a result of the Proposal's lack of guidance or clarity in its use of the term "low level employees," stockholders would be unable to determine the scope and nature of the review they are being asked to support, and the Board would be unable to determine how to implement the Proposal. In order to implement the Proposal and assess whether there is a risk for "low level employees" in the aggregate to expose the Company to material losses, the Board must have a clear understanding about which of the Company's 209,000 employees are to be assessed, and yet the Proposal provides no clear guidance on that point.

In this respect, the Proposal can be distinguished from no-action requests where the Staff has declined to find that references to "senior executives" were impermissibly vague and indefinite. For instance, in *JPMorgan Chase & Co.* (*AFSCME Emps. Pension Plan*) (avail. Mar. 9, 2009), a stockholder proposal requested that the board's compensation committee make certain changes to its performance-based compensation plan for "senior executives." In that letter, the Staff did not agree that the term "senior executives" was subject to multiple interpretations that would muddle the applicability of the proposal. *See also The AES Corp.* (avail. Mar. 12, 2008) (declining to concur in the exclusion of a similar proposal requesting that the board's compensation committee adopt a particular performance-based compensation plan for "senior executives"). But in *JPMorgan* and *AES*, the intended scope of the proposals remained clear despite the lack of definition for the term at issue, as those proposals were aimed at board committees whose ongoing responsibilities already included evaluating the performance and related compensation of each company's highest ranking executives. In contrast, the instant Proposal requests that the Board assess an undefined class of employees, obscuring the scope of the requested review and the report that the Board would need to complete in effecting the Proposal and preventing stockholders from determining what would result if the Proposal were adopted.

Without knowing which employees constitute "low level employees," it is impossible for the Board or stockholders to determine the scope of the "compensation," "incentives" and related "activities" that the Company would need to address in the aggregate under the Proposal. *See Bank of America Corp.* (avail. Feb. 25, 2008) (concurring in the exclusion of a proposal requesting that the company's board of directors revise its policies on greenhouse gas emissions to cease operations including "further involvement in activities that support MTR coal mining," as such term invited too much speculation as to what actions the proposal would proscribe if implemented). Accordingly, the Proposal's failure to define the meaning of the term "low level employees" causes the Proposal to be impermissibly vague and indefinite and renders it excludable under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Proposal requests that the Board assess whether any of its compensation policies or incentive compensation arrangements create pressures that may expose the Company to a potential for an aggregate of material losses. In connection with this assessment, the Proposal requests that the Board rank the Company's "incentives or activities" so as to report on those that pose the "greatest risk" to the Company. Because the Proposal deals with matters relating to the Company's ordinary business operations, namely, matters involving the Company's general compensation practices and management of its workforce, the Company may properly exclude the Proposal pursuant to Rule 14a-8(i)(7).

According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

A stockholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *see also Johnson Controls, Inc.* (avail. Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7).").

Similarly, a proposal's request for a board-level review or report on areas of risk for a company does not preclude exclusion if the underlying subject matters of the risks are ordinary business matters. As the Staff indicated in Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), in evaluating stockholder proposals that request a risk assessment:

> [R]ather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the

> subject matter to which the risk pertains or that gives rise to the risk . . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

A. The Proposal Is Excludable Because It Relates To General Employee Compensation Matters.

The Staff consistently has concurred that proposals addressing general employee compensation matters may be excluded pursuant to Rule 14a-8(i)(7), regardless of whether they may also touch upon or include significant policy issues. For example, in *Yum! Brands, Inc.* (avail. Feb. 24, 2015), the proposal requested that the compensation committee of the company's board of directors prepare a report on the company's executive compensation policies and suggested that the report include a comparison of senior executive compensation and "our store employees' median wage." Accordingly, the Staff concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to Yum's ordinary business operations," noting "that the proposal relates to compensation that may be paid to employees and is not limited to compensation that may be paid to senior executive officers and directors." *See also ENGlobal Corp.* (avail. Mar. 28, 2012) (concurring with the exclusion of a proposal that sought to amend the company's equity incentive plan, noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors"); *Intel Corp.* (avail. Mar. 18, 1999) (concurring in the exclusion of a proposal requesting an employee bill of rights, and stating that "[t]here appears to be some basis for your view that Intel may exclude the proposal under [R]ule 14a-8(i)(7), as relating, *in part*, to Intel's ordinary business operations (i.e., management of the workforce)") (emphasis added); Staff Legal Bulletin No. 14A (July 12, 2002)[3] ("SLB 14A"). Here, even though the supporting statements assert that the Proposal's concerns transcend the ordinary business of the Company, the plain language of the Proposal does not focus on a significant policy issue and instead seeks to involve stockholders in the Company's ordinary business operations regarding the Company's general employee compensation.

---

[3] In SLB 14A, the Staff stated that "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: [w]e agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7) . . . ." On the other hand, the Staff stated that it did "not agree with the view of companies that they may exclude proposals that concern <u>only</u> senior executive and director compensation in reliance on Rule 14a-8(i)(7)."

The Proposal implicates the Company's broad-based employee compensation practices and activities and therefore relates to the Company's ordinary business operations. In this respect, the Proposal is comparable to the proposal considered in *Bank of America Corp.* (avail. Feb. 19, 2014, *recon. denied* Mar. 10, 2014, *Comm. review denied* May 22, 2014) ("*Bank of America (2014)*"), which the Staff concurred could be excluded under Rule 14a-8(i)(7) because it addressed both incentive and non-incentive based compensation arrangements. The proposal in *Bank of America (2014)* requested that the Company prepare a report discussing "whether the Company has identified employees that have the ability to expose [the Company] to possible material losses, as determined in accordance with generally accepted accounting principles," and for any employees so identified, a litany of information including criteria for their identification, the number of such employees, and the overall rates of incentive-based compensation paid to them based on achievement of short- and long-term goals. In response to the Company's no-action request, the Staff stated that "the incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue." However, the Staff concurred in the exclusion of the proposal because it related to "<u>compensation paid to any employee who has the ability to expose Bank of America to possible material losses without regard to whether the employee receives incentive compensation</u> and therefore does not, in our view, focus on the significant policy issue." (emphasis added).

Consistent with the Staff's decision in *Bank of America (2014)*, the Proposal is excludable because it is not limited to incentive compensation arrangements for certain employees or executives. Instead, it addresses general compensation practices and activities, and relates to compensation paid to any employee without regard to whether the employee is an executive officer or is in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution. The Proposal clearly addresses general compensation practices: the caption of the proposal is "Report on Risks from Low Level Employee Compensation Policies," and the text of the resolved clause requests a report on "whether compensation and incentives policies relating to low level employees may create pressures . . . ." As well, the supporting statements in the Proposal address compensation practices that are not related to incentive compensation, such as "poor compensation," jobs shifting from full- to part-time, and whether bank tellers' compensation result in them relying on public assistance.[4] Likewise, the Proposal is not focused on employees who, due to their positions, could cause the Company to take inappropriate risks that could lead to a material financial loss to the institution, but instead addresses activities that "may create pressures exposing the Company to an aggregate of material losses." Thus, the Proposal's requirement to address "categories of . . . activities

[4] The Company is committed to paying its employees competitive wages. Notably, the Company recently announced that it will increase its minimum wage to $15 an hour.

posing greatest risk" implicates activities affecting (and results arising from) employee turnover as well as such ordinary business matters as part-time employment practices.

In fact, the Proposal admits that its focus diverges from that of Section 956 of Dodd-Frank, stating that Dodd-Frank has called for federal regulation of "incentive-based compensation arrangements . . . [that] could lead to material financial loss," and noting further that the act focuses on the effect of such arrangements in relation to "employees 'that individually have the ability to expose the institution to losses that are substantial in relation to the institution's size, capital, or overall risk tolerance.'" *See* Exchange Act Release No. 64140 (Mar. 29, 2011) (emphasis added). Thus, the Proponent concedes that the Proposal is not addressing a topic within the scope that the Staff has previously recognized as involving a significant policy issue. Instead, the Proposal lacks the requisite focus and is therefore excludable under Rule 14a-8(i)(7).

Finally, the Proposal does not focus on the Board's oversight role in risk management. Instead, the Proposal primarily implicates the Company's general supervision of its employee workforce. In SLB 14E, the Staff stated,

> [T]here is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote.

By asking the Company to consider "[w]hether compensation and incentives policies relating to low level employees may create pressures exposing the Company to an aggregate of material losses," the Proposal squarely addresses employee compensation practices and activities that the Board may not have a direct role in formulating or evaluating. Thus, the Proposal clearly is not focused on the Board's oversight of risk, and therefore is properly excludable. *See, e.g.*, *The Goldman Sachs Group, Inc.* (avail. Feb. 8, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that requested a report relating to risk management structure, staffing and reporting lines as it related to the manner in which the company manages risk, wherein the Staff noted "that the proposal addresses matters beyond the board's role in oversight of [the company's] management of risk"); *JPMorgan Chase & Co.* (avail. Feb. 17, 2011) (same).

B. The Proposal Is Excludable Because It Relates To Management Of The Company's Workforce.

The Commission and Staff also have long held that stockholder proposals may be excluded under Rule 14a-8(i)(7) when they relate to a company's management of its workforce. By requesting a report regarding an assessment by the Board of the Company's compensation practices and an evaluation of "activities" relating to the Company's general employee population, the Proposal directly implicates the Company's management of its workforce and is therefore excludable.

The Commission recognized in the 1998 Release that "management of the workforce, such as the hiring, promotion, and termination of employees," is "fundamental to management's ability to run a company on a day-to-day basis." Similarly, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, a proposal in *Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) mandated the dismissal of employees who engaged in behavior that would create a conflict of interest, "constitut[e] cause [for dismissal]" or violate certain other principles specified in the proposal. The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) because it dealt with "management of [the company's] workforce." *See also Starwood Hotels & Resorts Worldwide, Inc.* (avail. Feb. 14, 2012) (Staff concurred that a proposal requesting verification and documentation of U.S. citizenship for the company's U.S. workforce could be excluded because it concerned the "company's management of its workforce"); *Northrop Grumman Corp.* (avail. Mar. 18, 2010) (Staff concurred that a proposal requesting that the board identify and modify procedures to improve the visibility of educational status in the company's reduction in force review process could be excluded, noting that "[p]roposals concerning a company's management of its workforce are generally excludable under [R]ule 14a-8(i)(7)"); *Fluor Corp.* (avail. Feb. 3, 2005) (Staff concurred that a proposal requesting information relating to the elimination or relocation of U.S.-based jobs within the company could be excluded as it related to the company's "management of the workforce"); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

Here, the Proposal addresses workforce management by requesting the Board to report on "categories of . . . activities" relating to the Company's low level employees that pose the greatest risk. Although the Proposal does not provide a definition for "low level employees," the number of employees covered by this term is inherently large because the Company employed approximately 209,000 full-time employees as of September 30, 2016. The Proposal's supporting statements provide specific examples of day-to-day management decisions, such as wage garnishment, layoffs or employee turnover, job freezes and jobs shifting from full-time to part-time. Thus, by requesting a report that addresses compensation practices and activities relating to the Company's low level employees, the Proposal is clearly addressed to the Company's management of its workforce, and is analogous to the proposals in *Berkshire*

Hathaway and the related lines of Staff precedent. Consistent with such precedent, the Proposal is excludable under Rule 14a-8(i)(7).

C. Regardless Of Whether The Proposal Touches Upon A Significant Policy Issue, The Proposal Is Excludable Because It Addresses Ordinary Business Matters.

The plain language of the Proposal and the well-established lines of precedent set forth above demonstrate that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). Even where a proposal has been deemed to touch upon a significant policy issue, the Staff has concurred in the exclusion of a proposal that also implicated a company's ordinary business operations. In determining whether a proposal implicates a company's ordinary business operations, the Staff looks at all of the facts, circumstances, and evidence surrounding a proposal, including its supporting statement. For instance, the Staff allowed the exclusion of proposals relating to disclosure regarding charitable contributions when these proposals' supporting statements made clear that the proposals were actually directed towards contributions to specific types of charitable organizations (an ordinary business matter). *See, e.g.*, *Johnson & Johnson* (avail. Feb. 12, 2007) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company report on charitable contributions when the supporting statement focused on contributions to groups "involved in abortion" and that "promote[d] same sex marriages").

Similarly, the Staff has allowed the exclusion of proposals requesting that companies adopt "principles for comprehensive health care reform" when such proposals also included a request for annual reporting on ordinary business operations. *See Wyeth* (avail. Feb. 25, 2008) and *CVS Caremark Corp.* (avail. Jan. 31, 2008, *recon. denied* Feb. 29, 2008). The *Wyeth* and *CVS* proposals asserted that health care access was "an overriding public policy issue for the health care industry" and "[b]esides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign." However, because the proposals' supporting statements also urged each of the companies' boards "to report annually about how it is implementing such principles," the Staff concurred that the proposals could be excluded as relating to the companies' ordinary business operations. Based on this reference in the proposals' supporting statements, the *Wyeth* and *CVS* proposals were excludable under Rule 14a-8(i)(7) while several virtually identical proposals that lacked such additional element were not. *See Exxon Mobil Corp.* (avail. Feb. 25, 2008); *The Boeing Co.* (avail. Feb. 5, 2008); *United Technologies Corp.* (avail. Jan. 31, 2008).

Likewise, because the Proposal clearly addresses ordinary business matters relating to general compensation practices and management of the Company's workforce, it is properly excludable under Rule 14a-8(i)(7), regardless of whether some aspects of the Proposal could be viewed as implicating significant policy issues. Therefore, in accordance with the precedent discussed above, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Ross E. Jeffries, Jr., the Company's Corporate Secretary, at (980) 388-6878.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Ross E. Jeffries, Jr., Bank of America Corporation
John Harrington, Harrington Investments, Inc.

EXHIBIT A

HARRINGTON
INVESTMENTS, INC.

OFFICE OF THE
NOV 08 2016
CORPORATE SECRETARY

November 7, 2016

Bank of America Corporate Center,
100 North Tryon Street
Charlotte, NC 28255
Attention: Ross E. Jeffries, Jr.
Corporate Secretary

RE: Shareholder Proposal

Dear Corporate Secretary,

As a shareholder in Bank of America, I, representing Harrington Investments, Inc. (HII), am filing the enclosed shareholder resolution pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 for inclusion in Bank of America's Proxy Statement for the 2017 annual meeting of shareholders.

HII is the beneficial owner of at least $2,000 worth of Bank of America stock. HII has held the requisite number of shares for over one year, and plan to hold sufficient shares in Bank of America through the date of the annual shareholders' meeting. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership will be provided under separate cover. I or a representative will attend the stockholders' meeting to move the resolution as required by SEC rules.

If you have any questions, I can be contacted at (707) 252-6166.

Sincerely,

John C. Harrington
President
Harrington Investments, Inc.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW. HARRINGTONINVESTMENTS.COM

November 7, 2016

Bank of America Corporate Center,
100 North Tryon Street,
Charlotte, NC 28255
Attention: Ross E. Jeffries, Jr.
Corporate Secretary

RE: Account XXXX-0398
HARRINGTON INVESTMENTS, INC.

Dear Corporate Secretary:

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the Harrington Investments, Inc. account and which holds in the account 600 shares of common stock in Bank of America. These shares have been held continuously for at least one year prior to and including November 7, 2016.

The shares are held at Depository Trust Company under the Participant Account Name of Charles Schwab & Co., Inc., number 0164.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Should additional information be needed, please feel free to contact me directly at 877-393-1951 between the hours of 11:30am and 8:00pm EST.

Sincerely,

Melanie Salazar
Advisor Services
Charles Schwab & Co. Inc.

Report on Risks from Low Level Employee Compensation Policies

A clear lesson from the financial crisis is low level employees as well as top executives of large banks can affect the stability of the economy and confidence in the banking system. Section 956 of the Dodd-Frank Act directed federal regulators to set rules examining bank employees' "incentive-based compensation arrangements ... [that] could lead to material financial loss." The focus is on employees "that individually have the ability to expose the institution to possible losses that are substantial in relation to the institution's size, capital, or overall risk tolerance."

As such, the law largely neglected focus on incentives to low level employees who may not individually expose the institution to material losses, but can do so in the aggregate. Low level employees are driven to excess risk when poor compensation combines with aggressive sales goals and incentives. In a study conducted December 2013 regarding recent changes to the banking, 35 percent of surveyed workers reported increased sales pressure.

- An employee of HSBC stated workers failing to meet sales goals had the difference taken out of paychecks.
- Twenty-nine percent of surveyed workers reported issues with layoffs or turnover.
- Eighteen percent mentioned jobs shifted from full-time to part-time, or job freezes.

Another study found approximately 31 percent of families of bank tellers rely on public assistance.

The epidemic of fraudulent cross selling by low level employees at Wells Fargo may also forewarn of problems elsewhere. In 2015, a consulting firm found the top complaint of 40 percent of Wells Fargo customers surveyed was employees' constant pushing of products the customers did not need or want. For Bank of America, this was the top complaint of 31 percent of customers.

In 2014, CFPB assessed Bank of America 727 million dollars in consumer relief, found the bank's deceptive marketing of add-on products affected 1.4 million consumers and the bank charged 1.9 million consumer accounts for credit monitoring services not received.

RESOLVED Shareholders request the Board prepare a public report, at reasonable cost, analyzing to the extent permitted under applicable law and the Company's contractual obligations:
• whether compensation and incentives policies relating to low level employees may create pressures exposing the Company to an aggregate of material losses, and
• categories of incentives or activities posing greatest risk.

The Board may integrate, as appropriate, any information developed as a result of arrangements or consent orders with the CFPB.

Supporting Statement

Support for this proposal indicates your interest as a shareholder in preventing banking activities that harm consumers and create systemic risk, undermine confidence in the banking system and expose the bank to material losses. These concerns transcend the ordinary business of our Company and necessitate investor oversight.